

Mail Stop 4546

September 25, 2017

Kinney L. McGraw
Chairman and President
McGraw Conglomerate Corporation
1900 E. Golf Road
Suite 950
Schaumburg, IL 60173

> **Re:** **McGraw Conglomerate Corporation**
> **Amendment No. 5 to**
> **Offering Statement on Form 1-A**
> **Filed September 20, 2017**
> **File No. 024-10657**

Dear Mr. McGraw:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2017 letter.

Part I
Item 2. Issuer Eligibility

1. We refer to prior comment 1 and Rule 251(b)(3). Your revised disclosures on page 15 continue to indicate that management retains discretion to use the offering proceeds to pursue acquisitions with companies other than the two companies identified in your offering circular. In light of this disclosure, we cannot agree that you either have a specific business plan or that your business plan is not to acquire unidentified companies. Accordingly, please revise the offering circular to limit the use of offering proceeds to companies identified in the offering circular or withdraw your filing.

2.   We refer to our comments 2 through 4 in our letter, dated June 22, 2017. We note that you have again made your funding page publicly available at http://investment.mcgrawusa.com/. With reference to comment 1 above, if you are unable to revise the Form 1-A to limit the use of proceeds to acquire only identified entities or to disclose a specific business plan, Regulation A is unavailable to you as an exemption from registration. Accordingly, you may not solicit interest from potential investors pursuant to Regulation A and should remove any Regulation A solicitation of interest materials located on your funding page or elsewhere until such time as you satisfy the eligibility requirements of Rule 251(b)(3). If you are able to revise your Form 1-A to address comment 1 above, please confirm that all Regulation A solicitation of interest materials (including materials on the funding page, provided through social media, or distributed through other means) will satisfy the requirements of Rule 255(b) and not conflict with your Offering Circular, and that any revised solicitation of interest materials will comply with Rule 255(d). Please also tell us whether to date you have accepted any investor money or accepted offers to buy your securities.

Item 6. Use of Proceeds

3.   We refer to prior comment 4 and to your revised disclosures indicating that you have seen "financials and tax returns" for both C&C Kolorpatch and ADR, as well as received verbal representations from the current management. Please revise your disclosure to clarify whether the financial statements you reviewed were audited or unaudited. To provide context for the revenue figures presented, revise to disclose net income figures or include a discussion of costs and expenses.

Part III – Exhibits

4.   Please amend to include the signed written consent of your independent registered public accounting firm to include their report. Refer to Item 17.11(b) of the Instructions to Form 1-A.

        You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

                                        Sincerely,

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Randall S. Goulding, Esq. — Securities Counselors, Inc.